Mail Stop 3561

May 26, 2006

Jesse E. Neyman
President and Chief Executive Officer
Zond Windsystems Management V LLC
1221 Lamar Street, Suite 1600
Houston, Texas 77010

> **Re:** **Zond Windsystem Partners, Ltd. Series 85-A**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 19, 2006**
> **File No. 0-51874**
> **Zond Windsystem Partners, Ltd. Series 85-B**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed May 19, 2006**
> **File No. 0-51875**
> **Zond Windsystem Partners, Ltd. Series 85-C**
> **Annual Report on Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 0-51511**

Dear Mr. Neyman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form 10 for Series 85-A

Explanatory Note

1. In the Explanatory Note and Business section, you acknowledge a potential obligation as early as 1989 to register your units under Section 12(g) of the Securities Exchange Act of 1934. Please be aware that filing this Form 10 now to register a class of securities under Section 12(g) does not necessarily extinguish any of your prior obligations under Section 12, Section 13, and other applicable provisions of the Exchange Act.

Item 1. Business, page 1

2. Please discuss the competitive conditions in your industry, the markets in which you compete, an estimate of the number of your competitors, and your competitive position in your industry. See Item 101(c)(x) of Regulation S-K.

Dissolution of the Partnership, page 2

3. Please revise this subsection to clarify the status of your current, ongoing business operations.

Sale of Assets, page 2

4. You state that the aggregate purchase price of the sale of assets is $15,800,000. Please disclose the amount you anticipate will be distributed per unit.

Sale of Electric Power, page 5

5. On the top of page 6, you state that under the Reservation of Rights Agreement you have paid and will pay Enron Wind Systems, LLC 45% of your net operating proceeds from February 15, 2006 to the last day you deliver power. Please disclose whether this percentage is consistent with past arrangements between you and Enron Wind Systems, LLC.

6. Please add disclosure to this subsection clearly articulating the current power agreements that are in place. As currently drafted, the disclosure appears to describe the historical stages of the agreements, but the scope of your current power sale obligations and rights is unclear.

7. In this regard, please clarify who Caithness 251 Wind, LLC is, why it was assigned all of ZWHC, LLC's interests in the two 85-A agreements, and whether Caithness 251 Wind, LLC still holds the interests in these agreements.

Item 2. Financial Information, page 11

Liquidity and Capital Resources, page 12

8. In the first paragraph, you state that at March 31, 2006 approximately $0.6 million of outstanding principal and $5.3 million of accrued interest in arrears was due to Enron Wind Systems, LLC by you under the Purchase Notes. Please update this subsection to discuss how the April 17, 2006 Purchase and Sale Agreement will impact your obligations under your Purchase Notes.

Item 5. Directors and Executive Officers, page 18

Executive Officers, page 18

9. Please provide the business experience of your executive officers for the past five years without any gaps or ambiguities. See Item 401(e)(1) of Regulation S-K. Therefore, disclose whether Jesse E. Neyman served as Vice President of Enron Producer Finance from May 2001 to early 2002. If not, please disclose Mr. Neyman's business experiences from at least May 2001 to early 2002. Also, please more clearly disclose the "various accounting capacities" in which Johnna D. Kokenge was engaged for the past five years.

Directors, page 18

10. Please disclose the "multiple Enron companies" and "various legal and management roles" in which K. Wade Cline engaged for the past five years without any gaps or ambiguities. Also, please disclose whether Richard Lydecker was Enron's Vice President, Principal Investments from at least May 2001 to February 2002. See Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation, page 19

11. As you state on page 12, you deem Jesse E. Neyman and Johnna D. Kokenge your executive officers for your reporting purposes. Therefore, it appears that you should provide these individuals' compensation as required by Item 402 of Regulation S-K. Also, it appears that you should provide the executive compensation of Eric D. Gadd, as required by Item 402(a)(3) of Regulation S-K, because he was previously your Chief Executive Officer.

Item 7. Certain Relationships and Related Transactions, page 19

12. You state that on August 8, 2005 the executive officers of Enron Wind Systems, LLC resigned. Please discuss the circumstances that led to all of these executive officers resigning at that time.

Jesse E. Neyman
Zond Windsystems Management V LLC
May 26, 2006
Page 4

Item 11. Description of Registrant's Securities to be Registered, page 24

Dissolution of the Partnership, page 26

13. You state that upon your dissolution, "the General Partner will liquidate [your] assets…, apply and distribute the proceeds thereof as contemplated by the Partnership Agreement…." In this subsection, please outline briefly the liquidation rights of your general partner, limited partners, and unit holders. See Item 202(a)(1)(vii) of Regulation S-K.

Item 12. Indemnification of the General Partner and its Affiliates, page 27

14. As you are a California limited partnership, please discuss the general effect regarding indemnification of your General Partner and its affiliates under California state law, if material. See Item 702 of Regulation S-K.

Amendment No. 2 to Registration Statement on Form 10 for Series 85-B

Explanatory Note

15. In the Explanatory Note and Business section, you acknowledge a potential obligation as early as 1989 to register your units under Section 12(g) of the Securities Exchange Act of 1934. Please be aware that filing this Form 10 now to register a class of securities under Section 12(g) does not necessarily extinguish any of your prior obligations under Section 12, Section 13, and other applicable provisions of the Exchange Act.

16. Please revise to comply with the above comments as applicable.

Form 10-K for the Year Ended December 31, 2005 Relating to Series 85-C

17. Please revise to comply with the above comments as applicable.

Item 1. Business, page 1

Introduction, page 1

18. In the first paragraph, you state that Pacific Gas and Electric Company is your sole customer. Please discuss your options and any alternatives should Pacific Gas and Electric Company decide not to purchase the electricity you generate. See Item 101(c)(vii) of Regulation S-K.

Dissolution of the Partnership, page 1

19. In the first paragraph on page 2, you state that on December 31, 2005 you
dissolved your partnership and shut down the operations of the integrated electric
power generating facility. In the first paragraph of your Introduction subsection,
please clarify the status of your ongoing business operations.

In this regard, in an appropriate location within your Business section, please
discuss the extension of the Power Purchase Agreement and Management
Agreement that you mentioned in your Information Statements on Form 8-K filed
on January 6, 2006 and March 30, 2006. See Item 101(c)(ii) of Regulation S-K.

Exhibits 31.1 and 31.2

20. In your future filings, please remove the word "annual" before "report"
throughout your certifications. See Item 601(31)(i) of Regulation S-K.

*　　*　　*　　*　　*

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

• staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

Jesse E. Neyman
Zond Windsystems Management V LLC
May 26, 2006
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero, Staff Accountant, at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Nancy Rubin, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Fax: (202) 661-9027